UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2013

Commission File Number: 001-35457

BGS ACQUISITION CORP.

Olazbal 1150
Ciudad Autonoma de Buenos Aires
Argentina 1428
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

We are furnishing this Report of Foreign Private Issuer on Form 6-K for the purpose of disclosing that the financial statements as of July 31, 2012 of BGS Acquisition Corp. (the “Company”) should no longer be relied upon, as is more fully explained under the heading “Non-Reliance on Previously Issued Financial Statements or a Related Audit Report” set forth below.  We are disclosing the Company’s audited financial statements as of July 31, 2013 and 2012 (as restated) and for the year ended July 31, 2013, the period from August 9, 2011 (date of incorporation) to July 31, 2012 and the period from August 9, 2011 (date of incorporation) to July 31, 2013, and Management’s Discussion and Analysis related thereto, as exhibits hereto for the purpose of providing to shareholders current financial statements, and management’s discussion and analysis thereof, that can be relied upon.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

On October 11, 2013, management of the Company, a blank check company formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or assets (“Business Combination”), commonly referred to as a “special purpose acquisition company” or “SPAC,” concluded, after discussion with Rothstein Kass, the Company’s independent registered public accounting firm, that the Company’s financial statements as of July 31, 2012 (the “Prior Financial Statements”) should no longer be relied upon because the Company accounted for its outstanding public warrants (the “warrants”) as components of equity instead of as derivative liabilities.

The warrants were issued as part of the units (consisting of one ordinary share and one warrant to purchase an ordinary share) in the Company sold in connection with the Company’s initial public offering, which was completed March 26, 2012.  The warrants contain a cash settlement provision (the “Cash Settlement Provision”), as provided in the Warrant Agreement, in the event of a Fundamental Transaction (as defined in the Warrant Agreement), after the Business Combination, which requires liability treatment in accordance with Accounting Standards Codification (“ASC”) Section 815-40-15-2.  As a result of this provision, the Company has determined that it will restate the Prior Financial Statements now to, and will in its future financial statements, reflect the warrants as a derivative liability with changes in the fair value recorded in the current period earnings.

The restatement will reflect the reclassification of the warrants from equity to a liability in an amount equal to the fair value of the warrants at the end of each period covered by the Prior Financial Statements. The adjustment is a non-cash adjustment and will have no impact on the Company’s cash flows, and will not affect previously reported amounts of cash provided by (used in) operating activities, investment activities and financing activities. The effects of the restatement to the Prior Financial Statements are summarized in the following tables:

July 31, 2012

Selected balance sheet information

	As Previously Reported	Effect of Restatement	As Restated

Warrant liability	$-	$1,453,333	$1,453,333
Total liabilities	855,891	1,453,333	2,309,224

Ordinary shares, subject to possible redemption	34,834,221	(1,453,333)	33,380,888

Ordinary shares	2,731,179	2,268,831	5,000,010
Additional paid-in capital	2,450,000	(2,450,000)	-
Deficit accumulated during the development stage	(181,169)	181,169	-
Total shareholders’ equity	5,000,010	-	5,000,010

Total liabilities and shareholders’ equity	$40,690,122	$-	$40,690,122

For the Period from August 9, 2011 (date of incorporation) to July 31, 2012

Selected statement of operations information

	As Previously Reported	Effect of Restatement	As Restated

Other income / (expense):
Change in fair value of warrant liability	$-	$3,996,667	$3,996,667

Net income / (loss) attributable to ordinary shares not subject to possible redemption	$(181,169)	$3,996,667	$3,815,498

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption – basic and diluted	1,531,934	99,350	1,631,284

Net income / (loss) per ordinary share, excluding shares subject to possible redemption – basic and diluted	$(0.12)	$2.46	$2.34

Selected cash flow information

	As Previously Reported	Effect of Restatement	As Restated
Operating activities:
Net income / (loss)	$(181,169)	$3,996,667	$3,815,498
Gain on change in fair value of warrant liability	$-	$(3,996,667)	$(3,996,667)

Supplemental disclosure of non-cash financing activities:
Adjustment for warrant liability in connection with the Public Offering	$-	$5,450,000	$5,450,000

Financial Statements and Exhibits

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm
99.1
Audited Financial Statements as of July 31, 2013 and 2012 and for the year ended July 31, 2013, the period from August 9, 2011 (date of incorporation) to July 31, 2012 and the period from August 9, 2011 (date of incorporation) to July 31, 2013

99.2	Management’s Discussion and Analysis for the Year Ended July 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

October 18, 2013

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
	Name:	Cesar Baez
	Title:	Chief Executive Officer